UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

Gryphon Online Safety, Inc.
(Exact name of issuer as specified in its charter)

Delaware	47-1246855
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

10265 Prairie Springs Road
San Diego, CA	92127
(Address of principal executive offices)	(Zip Code)

(858) 775-8331
Issuer’s telephone number, including area code

Series A Preferred Stock

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Gryphon” or “the company” mean Gryphon Online Safety, Inc., a Delaware corporation, and its consolidated subsidiaries.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1. BUSINESS

Overview

Gryphon offers a patented cloud managed, network-based, protection service platform that’s powerful yet simple. The platform involves a family of elegant, high performance WiFi router systems, a simple to use App, and machine learning that will continuously improve over time and usage.

Powered by cutting-edge mesh WiFi technology and an advanced network protection software platform using machine learning, Gryphon’s family of routers deliver wall-to-wall, high-speed Internet to every connected device in a customer’s home or office. Customers may combine two or more for seamless mesh WiFi coverage throughout larger homes with no dead spots.  The network protection platform helps to protect today’s connected smart homes and small businesses.

Many parents today are frustrated with the battle to protect their children from the dangers of being exposed to inappropriate online content, excessive screen time, and social media addiction. The Gryphon Parental Control Router puts the control back in parents’ hands. Using the Gryphon Connect App, customers can manage their children’s online activities and ensure healthy amounts of screen time from anywhere they go. Parents can filter inappropriate content, view their children’s browsing history, set bedtimes and homework times, suspend the internet and enforce Safe Search in search engines. The platform also functions as an internet security system for every device connected to a Gryphon home or office WiFi network from vulnerabilities, dangerous hackers, and malware.

Additionally, the Gryphon HomeBound® mobile app grants our customers the same safety and security features they enjoy at home when they are connected to cellular or public WiFi hotspots. With the HomeBound® app installed on a child’s smartphone, customers can manage them as if they never left the house. The HomeBound® app automatically and securely routes all traffic on a mobile device back through the customer’s Gryphon Mesh Router for filtering before it hits the internet.

The platform is simple to set up and use because there is no additional software that needs to be installed on the end devices. The protection works at the network layer to block unwanted content, malware, and intrusions for any connected device on the network.

Gryphon is not only suitable for families, but also for small businesses by protecting their valuable data from cyber-attacks and preserving productivity through blocking inappropriate content while at work. Because the solution can be set up in just minutes without an IT manager or expensive and complicated hardware, small businesses can now afford enterprise level protection for their network.

Business Plan

Gryphon has historically focused on hardware and subscriptions, but we've expanded our business to include licensing our edge network protection software platform. In the near term, revenue comes from product sales and monthly or annual subscriptions through online channels like Amazon and our own website – with a growing component coming from software licensing services. Looking ahead, our long-term growth will be driven by licensing the Gryphon network security platform to hardware manufacturers and network operators. We also see strong potential to monetize our intellectual property as it applies to broader network environments beyond the home or small business.

Principal Products and Services

Product/Service	Description	Current Market
Family of Secure mesh WiFi routers Advanced Network Protection Service HomeBound™ Mobile Device Protection	Gryphon is a secure WiFi router using AI based learning to make the Internet a safer place for our kids and all our connected devices. All security is built into the router so there is nothing to install on each device. Gryphon comes with an app for real time management of all your connected devices and allows you to collaborate with other parents on website approval ratings.	Primarily US based consumers and households. Small and medium businesses.

Gryphon Home Software Platform	Gryphon Home is a family of containerized software components that includes cybersecurity, parental control, and network management. These components can be easily integrated into 3rd party hardware. This platform also includes scalable cloud services and a white labelled mobile app.	Hardware OEMs and network broadband service operators.

Our Competitive Edge

The markets for the Company’s products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. However, we believe our cloud software platform and the data intelligence that we generate across tens of thousands of our networks will help us maintain a technological advantage over our competitors. We believe we are one of the first with an innovative solution for this underserved market and building a brand in this market with thousands of positive customer reviews and millions of media impressions. We have also filed patents with 11 patents issued and others pending.

Supplier Network and Manufacturing

The Company relies on its Original Design Manufacturers (ODM) in Taiwan to manufacture the products which are designed in the USA. The ODMs source the components from various countries where they are manufactured. The industry has been impacted by shortages of materials, specifically silicon chips. Increased shipping times are impacting many industries’ ability to receive products in a timely manner. In addition, political instability and protective tariffs could impact the Company’s suppliers and customers

Target Customer

The Company’s customers are primarily consumer families with children as well as small and medium size businesses and schools. Our software platform customers include networking hardware OEMs and broadband service operators.

Employees and Contractors

The Company currently has 2 full time employees and 24 part-time independent contractors, 21 of whom are located overseas.

Government Regulation

We are required to obtain radio transmission safety approvals by the Federal Communications Commission in the United States and the Conformite Europeenne in the European Union. As of the date of this Offering Circular, the Company has received the necessary licenses from the FCC and the European Commission and has maintained compliance with those requirements.

Intellectual Property

The Company has filed applications or received registrations for the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5331039	Computer application software for mobile phones, namely, software for managing wireless routers; Wireless routers.	GRYPHON	September 14, 2016	November 7, 2017	United States
5981858	Downloadable and recorded computer software and downloadable mobile application for managing mobile devices for the purposes of managing access to online content and restricting internet and application usage, for protecting against malware, and for protection against intrusions.	HOMEBOUND	July 15, 2019	February 11, 2020	United States
6240888	Secure wireless router for networking and cyber protection and its related software application for the management of the wireless router.	GRYPHON GUARDIAN	September 27, 2019	January 5, 2021	United States

Issued Patents

Application #	Title	File Date/Filing Receipt Date	Grant Date	Country
10,212,167	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	February 27, 2017	February 19, 2019	United States
10,440,025	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	June 7, 2016	October 8, 2019	United States
10,771,487	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSIONS BY PERFORMING STATISTICAL ANALYSIS	December 12, 2017	September 8, 2020	United States
10,805,303	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	January 3, 2019	October 13, 2020	United States
10,776,499	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	September 4, 2019	September 15, 2020	United States
11,178,165	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSION BY PERFORMING STATISTICAL ANALYSIS	June 29, 2020	November 16, 2021	United States
11,301,572	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	August 11, 2020	April 12, 2022	United States
11,405,399

METHOD OF PROTECTING MOBILE DEVICES FROM VULNERABILITIES LIKE MALWARE, ENABLING CONTENT FILTERING, SCREEN TIME RESTRICTIONS AND OTHER PARENTAL CONTROL RULES WHILE ON PUBLIC NETWORK BY FORWARDING THE INTERNET TRAFFIC TO A SMART, SECURED HOME ROUTER

		June 26, 2020	August 2, 2022	United States
11,558,386	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	June 22, 2020	January 17, 2023	United States
11,743,264

METHOD OF PROTECTING MOBILE DEVICES FROM VULNERABILITIES LIKE MALWARE, ENABLING CONTENT FILTERING, SCREEN TIME RESTRICTIONS AND OTHER PARENTAL CONTROL RULES WHILE ON PUBLIC NETWORK BY FORWARDING THE INTERNET TRAFFIC TO A SMART, SECURED HOME ROUTER

		June 21, 2022	August 29, 2023	United States
11,848,950	METHOD OF PROTECTING MOBILE DEVICES FROM VULNERABILITIES LIKE MALWARE, ENABLING CONTENT FILTERING, SCREEN TIME RESTRICTIONS AND OTHER PARENTAL CONTROL RULES WHILE ON PUBLIC NETWORK BY FORWARDING THE INTERNET TRAFFIC TO A SMART, SECURED HOME ROUTER	October 18, 2021	December 19,2023	United States
12,348,520	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	April 11, 2022	July 11, 2025	United States

Patent Applications:

Application Number	Title	Filing Date	Country
US-20230370276-A1	METHOD OF IMPLEMENTING BLOCKCHAIN NETWORK UTILIZING ALWAYS CONNECTED INTERNET GATEWAYS (ROUTERS) AS NODES FOR OFFERING THE DECENTRALIZED SECURED STORAGE AND OTHER SERVICES.	11/16/2023	United States
US-20220337592-A1	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	10/20/2022	United States
US-20220329601-A1	METHOD OF PROTECTING MOBILE DEVICES FROM VULNERABILITIES LIKE MALWARE, ENABLING CONTENT FILTERING, SCREEN TIME RESTRICTIONS AND OTHER PARENTAL CONTROL RULES WHILE ON PUBLIC NETWORK BY FORWARDING THE INTERNET TRAFFIC TO A SMART, SECURED HOME ROUTER	10/13/2022	United States
US-20220038484-A1	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSIONS BY PERFORMING STATISTICAL ANALYSIS	2/3/2022	United States
US-20220021675-A1	METHOD OF USING DHCP HOST NAME TO IDENTIFY A UNIQUE DEVICE IN ABSENSE OF UNIQUE MAC ADDRESS IN ORDER TO APPLY NETWORK FIREWALL OR ACCESS CONTROL RULES	1/20/2022	United States
US-20210099452-A9	METHOD OF PROTECTING MOBILE DEVICES FROM VULNERABILITIES LIKE MALWARE, ENABLING CONTENT FILTERING, SCREEN TIME RESTRICTIONS AND OTHER PARENTAL CONTROL RULES WHILE ON PUBLIC NETWORK BY FORWARDING THE INTERNET TRAFFIC TO A SMART, SECURED HOME ROUTER	4/1/2021	United States
US-20200372161-A1	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	11/26/2020	United States
US-20200329065-A1	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSIONS BY PERFORMING STATISTICAL ANALYSIS	10/15/2020	United States
US-20200329048-A1	METHOD OF PROTECTING MOBILE DEVICES FROM VULNERABILITIES LIKE MALWARE, ENABLING CONTENT FILTERING, SCREEN TIME RESTRICTIONS AND OTHER PARENTAL CONTROL RULES WHILE ON PUBLIC NETWORK BY FORWARDING THE INTERNET TRAFFIC TO A SMART, SECURED HOME ROUTER	10/15/2020	United States
US-20200322340-A1	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	10/8/2020	United States
US-20190394202-A1	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	12/26/2019	United States
US-20190182278-A1	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSIONS BY PERFORMING STATISTICAL ANALYSIS	6/13/2019	United States
US-20190141044-A1	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	5/9/2019	United States
US-20170353463-A1	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	12/7/2017	United States
US-20170250989-A1	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	8/31/2017	United States
US-20150365379-A1	SYSTEM AND METHOD FOR MANAGING, CONTROLLING AND CONFIGURING AN INTELLIGENT PARENTAL CONTROL FILTER	12/17/2015	United States

* Filing a provisional or non-provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will be granted, is still undetermined.

Legal Proceedings

On December 30, 2019, a complaint was filed by Kajeet, Inc., a Delaware corporation (“Kajeet”), in the United States District Court for the District of Delaware. Kajeet alleges in its complaint that our products infringe on two patents held by Kajeet. We filed a motion to dismiss based on our belief that the claim is baseless. One of the asserted patents was the subject of inter partes review at the Patent Trial and Appeal Board (PTAB) and as of December 2022, the PTAB had determined all but one of the claims to be invalid. As of February 2024, the case of Kajeet Inc. vs Gryphon Online Safety, Inc. was closed without prejudice.

Other than the pending litigation described above, we know of no existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest. We are not involved as a plaintiff in any proceeding or pending litigation or otherwise subject to any bankruptcy, receivership or similar proceeding.

THE COMPANY’S Property

Our principal offices are located at 10265 Prairie Springs Road, San Diego, CA 92127.

We do not currently lease or own any real property. We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our business.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General

Gryphon Online Security, Inc. was formed in January 2014 and is a Delaware corporation headquartered in San Diego, California. The Company primarily derives revenue from the sale of its WiFi routers and licenses to use its security software. The Company enters into contracts with customers that include promises to transfer products and services, which are generally distinct and can be accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to the customer, in amounts that reflect the consideration allocated to the various performance obligations. Certain products, such as routers, may be sold with a software license included. The revenue component related to hardware is recognized when the product, such as a router, is shipped to the customer. Revenue attributable to the use of the security software is deferred and recognized on a monthly basis as the performance obligation is satisfied. Amounts received for prepayments of additional terms of use of the security software and for extended warranty services are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract. The Company has also begun licensing its software for use on hardware sold by others.

Results of Operations

The following summarizes the results of our operations in 2025 as compared to 2024:

	Year ended December 31,
	2025	2024	$ change
Revenue	$2,552,040	$2,389,044	$162,996
Cost of Revenue	(643,786)	(784,625)	140,839
Gross Profit	1,908,254	1,604,419	303,835
Operating Expenses	1,487,570	1,584,072	(96,502)
Profit from Operations	420,684	20,347	400,337
Other	(672,346)	(569,299)	(103,047)
Net Loss	(251,662)	(548,952)	297,290
Tax	-	-	-
Net Loss	$(251,662)	$(548,952)	$297,290

Revenues

Our revenues in 2025 were $2,552,040, which represented an increase of $162,996, or 7%, from the revenues in 2024. The following are the major components of our revenues in 2025 and 2024:

•	Hardware Sales of the Gryphon mesh router; subscriptions for advanced network protection; and

•	Software service sales of the network protection service and other software licensing activities.

The increase in total revenues in 2025 as compared to 2024 is primarily due to the increase in subscription sales and new software licensing activities, offset by a decrease in hardware sales.

Cost of Revenues

Our cost of revenues in 2025 were $643,786, which represented a decrease of $140,839, or 18%, from the amounts in 2024. Overall, cost of revenues decreased due to the greater proportion of higher-margin service revenues in 2025. Our gross profit percentage in 2025 amounted to 75%, which represents an improvement compared to the gross profit in 2024 of 67%. This is a result of an increase in higher margin software service revenue in 2025 compared to 2024, partially offset by decreases in hardware sales and decreases in sale prices for our older generation products.

Cost of revenues consists of material and production costs, freight costs, and software development, maintenance, and licensing costs. We expect future profit margins will increase when our software sales make up a greater percentage of total sales. Overall profit margins will fluctuate as our product mix changes with the introduction of new products and older products are offered at promotional prices.

Operating Expenses

Our total operating expenses in 2025 amounted to $1,487,570, which represents a decrease of $96,502, or 6%, from the expenses in 2024. The decrease in operating expenses is due to a decrease in spending across all departments in an effort to preserve cash.

Other Income (expense)

Total other income (expense) in 2025 amounted to a loss of $672,346, which represented an increase of $103,047 from the loss in 2024. The increase in loss from other income is due to an increase of approximately $85,000 in the amortization of debt and equity issuance costs.

Liquidity and Capital Resources

As of December 31, 2025, we had cash of $322,599. To date, our activities have been funded from the sale of preferred stock, short-term loans, and revenues generated from our operations. During the year ended December 31, 2025, the company received proceeds of $57,120 from convertible equity instruments. During the year ended December 31, 2024, the company received proceeds of $170,065 from convertible equity instruments. As of December 31, 2025, we have $28,019 of short-term loans outstanding.

We currently have no material commitments for capital expenditures.

In accordance with Accounting Standards Update (ASU) No. 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40), management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the audited financial statements are issued.

The Company has incurred substantial losses since inception and expects to continue to incur operating losses for the foreseeable future. We anticipate the need to raise additional capital to meet expected cash requirements over the next several years. Our future capital needs will depend on various factors, including changes in market and competitive conditions, our ability to reduce cost of goods, and our ability to scale our software licensing business.

We routinely evaluate fundraising opportunities and will determine the timing, nature, and amount of future financing based on market conditions and our operating plans. Historically, we have financed operations through the issuance of equity and debt securities, as well as through borrowing. We may continue to do so in the future. If we raise funds through the issuance of equity securities, our existing stockholders may experience dilution. In addition, any equity securities issued may have rights, preferences, or privileges that are senior to those of our existing common and preferred stock.

If additional funding is required, there can be no assurance that such funding will be available on acceptable terms, in a timely manner, or at all. Furthermore, there is no assurance that we will generate sufficient cash flows from operations to meet our ongoing operating needs. If we are unable to raise additional capital or generate sufficient cash from operations, we may be required to reduce or curtail planned activities, which could adversely impact our ability to execute our business plan and could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

Cash Flows

As of December 31, 2025, we had cash of $322,599, as compared to $267,766 as of December 31, 2024. The following summarizes our cash flow activities for 2025 and 2024:

SCF	2025	2024	$ change
Operations	262,595	282,337	(19,742)
Investing	(363,639)	(317,890)	(45,749)
Financing	155,877	221,170	(65,293)

Cash provided by operating activities was $262,595 in 2025, as compared to $282,337 in 2024, a decrease of $19,742. The decrease in cash provided by operations was primarily due to the reduction in accounts payable during 2025.

Cash used by investing activities was $363,639 in 2025, as compared to $317,890 in 2024. The increase in 2025 is due to a increase in payments for the purchase of intangible assets.

Cash provided by financing activities was $155,877 in 2025, as compared to $221,170 in 2024. In 2025, we had proceeds from the issuance of convertible equity instruments of $57,120 and a net repayment of $77,313 in short-term borrowings. In 2024 we had proceeds of $170,065 from the sale of convertible equity instruments and a net increase of $63,860 in short-term borrowings.

12-Month Plan of Operation

Our key planned activities and milestones to achieve our 12-month plan of operation include the following:

•	Launch the next-generation Gryphon mesh router built on the latest Wi-Fi standards

•	Expand commercialization of Gryphon’s protection software on third-party hardware, driving scalable software licensing revenue

•	Continue advancing edge network protection through new IP, with a focus on AI-driven automation to simplify security for home and small business networks

•	Raise additional capital to accelerate growth and capitalize on the evolving U.S. FCC regulatory landscape around foreign-manufactured routers

Item 3. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
John Wu	Chief Executive Officer	54	From June 19, 2014	FT
Arup Bhattacharya	Chief Technology Officer	65	From April 1, 2015	FT

Directors:
John Wu	Director	54	From June 19, 2014
Arup Bhattacharya	Director	65	From April 1, 2015
Sanjeev Kumar	Director	60	From October 28, 2019	1
Fleming Shi	Director	52	From September 1, 2023	1

Executive Officers and Directors

John Wu, Chief Executive Officer (CEO)

John is the Chief Executive Officer and Co-Founder of Gryphon Online Safety. With over 20 years of experience in the Wireless and IoT industry, John launched his career in mobile communications at Motorola. There, he headed a multinational team of digital signal processing developers in the development of the CDMA chipset. Prior to Gryphon, John led MiFi Labs as VP of Advanced Engineering in the creation of mobile hotspot technology. Products his team developed shipped over four million units annually and generated over $400 million in revenue. John has a B.S in electrical engineering and a M.S in DSP and Image Processing from the University of Illinois at Urbana-Champaign. Successes include the CES Award for Connected Devices, PC Magazine Editors’ Choice Award, and 25 patents.

Arup Bhattacharya, Chief Technology Officer (CTO)

Arup is the Co-Founder and CTO of Gryphon Online Safety and was integral in designing the mesh WiFi security router and the parental control system. For over 30 years, Arup held executive positions in multiple companies to lead the creation of advanced technologies and products. He led the MiFi software team to develop multiple generations of 2G/3G/LTE data products for leading operators and led the engineering team at PortalPlayer to design the media chips for the first six generations of Apple’s iconic iPods. Arup holds a B.E in Electronics and Communications Engineering from IIEST, Shibpur and a M.Tech in Control and Automation from Indian Institute of Technology, Kharagpur.

Sanjeev Kumar, Director

Sanjeev sits on Gryphon Online Safety’s board of directors, bringing decades of expertise in software engineering and management, along with experience in corporate and intellectual property law. Prior to sitting on Gryphon’s board of directors and practicing law, Sanjeev spent years at several large enterprises. Some accomplishments include leading the software division for the Personal Computer Business Unit, which introduced the first one-inch thin personal computer to the market. He also served as COO of PortalPlayer before Nvidia acquired the company. Received a B. Tech in Electrical Engineering from the Indian Institute of Technology, Kanpur, a M.S in Electrical Engineering from Tulane University, and a JD from St. Mary’s University School of Law.

Fleming Shi, Director

Fleming sits on Gryphon’s board of directors. He is currently CTO of Nitel. Fleming was formerly the CTO of Barracuda Networks, a global cybersecurity company. He brings years of expertise from the cybersecurity business and his technical acumen in product development and innovation. Fleming has a Computer Science degree from UCSD.

Compensation Of Directors and Executive Officers

For the fiscal year ended December 31, 2025 we compensated our two officers and our directors as follows:

Name	Capacities in which compensation was received	Cash compensation	Other compensation	Total compensation
John Wu	CEO	$75,500	0 options	$75,500
Arup Bhattacharya	CTO	$114,000	0 options	$114,000
Sanjeev Kumar	Director	$-	0 options	$-
Fleming Shi	Director	$-	0 options	$-

For the fiscal year ended December 31, 2025, we did not pay our directors in their capacity as directors. There are four directors in this group.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The tables below show, as of December 31, 2025, the security ownership of the company’s directors, executive officers owning 10% or more of the company’s voting securities and other investors who own 10% or more of the company’s voting securities.

Name and address of beneficial owner (1)	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class; Percent of total stock
John Wu	Common Stock; Series Seed Preferred Stock; Options	4,700,000 shares of Common Stock, 197,423 shares of Series Seed Preferred Stock	350,000 options to purchase shares of Common Stock	43.69% of Common Stock, 2.16% of Series Seed Preferred Stock
Arup Bhattacharya	Common Stock; Series Seed Preferred Stock; Options	4,400,000 shares of Common Stock, 98,312 shares of Series Seed Preferred Stock	330,000 options to purchase shares of Common Stock	40.91% of Common Stock, 1.08% of Series Seed Preferred Stock

(1)	The address for all the executive officers and directors is c/o 10265 Prairie Springs Road, San Diego, CA 92127.

 Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the years ended December 31, 2025 and 2024, the Company issued options for the purchase of common stock of 0 and 110,000, respectively to members of the Company’s Board of Directors. In addition, for the years ended December 31, 2025 and 2024, the Company paid $5,316 and $6,999, respectively for legal counsel to a firm in which one of the directors is a partner. From time to time in the future the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Item 6. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U.

Item 7. FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024

Gryphon Online Safety, Inc.

INDEPENDENT AUDITOR’S REPORT

ON FINANCIAL STATEMENTS

For the Years Ended December 31, 2025 and 2024

Prepared by:

George Dimov, CPA

211 E 43rd Street, Suite 628

New York, NY 10017

(212) 641-0673

WWW.DIMOVTAX.COM

GEORGE DIMOV CPA CERTIFIED PUBLIC ACCOUNTANT FIRM	211 E 43rd Street, Suite 628 New York, NY 10017 (212) 641-0673 WWW.DIMOVTAX.COM

INDEPENDENT AUDITOR’S REPORT

To: Management and Those Charged with Governance

Gryphon Online Safety, Inc.

10265 Prairie Springs Road,

San Diego, CA 92127

United States

Opinion

We have audited the accompanying financial statements of Gryphon Online Safety, Inc., which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gryphon Online Safety, Inc. as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Gryphon Online Safety, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Sincerely,

George Dimov, CPA

New York, NY

April 20, 2026

Gryphon Online Safety, Inc.

BALANCE SHEETS
As of December 31, 2025 and 2024

	Note	December 31, 2025	December 31, 2024
Assets
Cash and cash equivalents		$322,599	$267,766
Accounts receivable		97,846	65,017
Inventory, net		156,431	185,986
Prepaid expenses		4,078	3,139
Deposits		-	50,891
Other receivables	4	120,318	132,447
Total current assets		701,272	705,246

Intangible assets, net	3	1,415,709	1,579,346
Total assets		$2,116,981	$2,284,592
Liabilities and Stockholders' Equity
Accounts payable and accrued expenses		1,353,776	1,504,545
Deferred revenue and customer deposits		385,402	447,406
Short term notes payable	5	28,019	105,332
Accrued Interest - long term notes		-	3,650
Convertible equity instruments, net of discount	6	517,289	517,289
Total current liabilities		2,284,486	2,578,222
Long Term notes payable	5	688,124	500,000
SAFE Notes, net of discount	7	872,015	742,352
Total liabilities		$3,844,625	$3,820,574

The notes on pages 11-20 form an integral part of the financial statements.

The independent auditor’s report is on pages 3-4.

Gryphon Online Safety, Inc.

Balance Sheets as of December 31, 2025 and 2024 (continued)

US Dollars	Note	December 31, 2025	December 31, 2024
Stockholders' Equity
Series Seed Preferred stock, 9,136,468 shares	8	$914	$914
Series A-1 Preferred stock, 5,616,525 shares	8	562	562
Series A-2 Preferred stock, 454,544 shares	8	45	45
Common stock, 10,756,391 shares	9	1,076	1,076
Additional paid-in capital		11,137,473	11,077,473
Accumulated deficit		(12,867,714)	(12,616,052)

Total stockholders' equity		$(1,727,644)	$(1,535,982)

Total liabilities and stockholders' equity		$2,116,981	$2,284,592

The notes on pages 11-20 form an integral part of the financial statements.

The independent auditor’s report is on pages 3-4.

Gryphon Online Safety, Inc.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2025 and 2024

US Dollars	Note	For the year ended December 31, 2025	For the year ended December 31, 2024
Net revenue
Product		$786,275	$880,176
Service and other		1,765,765	1,508,868
Total net revenue		2,552,040	2,389,044

Cost of goods sold		(643,786)	(784,625)

Gross profit		1,908,254	1,604,419

Operating expenses
Operations		391,453	350,447
Sales and marketing		472,547	666,001
General and administrative		287,692	242,340
Research and development		335,878	325,284
Total operating expenses		1,487,570	1,584,072
Income from operations		420,684	20,347

Other income (expense)
Interest expense		(60,474)	(33,596)
Interest income		1	-
Amortization		(611,873)	(535,703)
Total other income (expense)		(672,346)	(569,299)

Net loss before income tax		(251,662)	(548,952)

Provision for income tax		-	-

Net loss		$(251,662)	$(548,952)

The notes on pages 11-20 form an integral part of the financial statements.

The independent auditor’s report is on pages 3-4.

Gryphon Online Safety, Inc.

STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2025 and 2024

	Series Seed Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance on December 31, 2023	9,136,468	$914	5,616,525	$562	454,544	$45	10,756,391	$1,076	$10,957,473	$(12,042,100)	$(1,082,030)
Stock based compensation	-	-	-	-	-	-	-	-	120,000	-	120,000
Prior period adjustment	-	-	-	-	-	-	-	-	-	(25,000)	(25,000)
Net Loss	-	-	-	-	-	-	-	-	-	(548,952)	(548,952)
Balance on December 31, 2024	9,136,468	$914	5,616,525	$562	454,544	$45	10,756,391	$1,076	$11,077,473	$(12,616,052)	$(1,535,982)

Stock based compensation	-	-	-	-	-	-	-	-	60,000	-	60,000
Net Loss	-	-	-	-	-	-	-	-	-	(251,662)	(251,662)
Balance on December 31, 2025	9,136,468	$914	5,616,525	$562	454,544	$45	10,756,391	$1,076	$11,137,473	$(12,867,714)	$(1,727,644)

The notes on pages 11-20 form an integral part of the financial statements.

The independent auditor’s report is on pages 3-4.

Gryphon Online Safety, Inc.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024

US Dollars	Note	For the year ended December 31, 2025	For the year ended December 31, 2024
Cash flows from operating activities:
Net loss		$(251,662)	$(548,952)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization		527,276	535,703
Amortization of debt discount		7,770	-
Amortization of equity issuance discount		76,827	-
Stock based compensation		60,000	120,000
Allowance for inventory loss		(30,000)	246,488
Prior period adjustment		-	(25,000)

Changes in operating assets and liabilities:
Accounts receivable		(32,829)	(65,017)
Inventory		59,555	(147,344)
Prepaid expenses		(939)	(946)
Deposits		50,891	43,774
Other receivables		12,129	14,635
Accounts payable and accrued expenses		(150,769)	210,997
Accrued interest		(3,650)	(8,327)
Deferred revenue and customer deposits		(62,004)	(93,674)
Net cash provided by operating activities		$262,595	$282,337

Cash flows from investing activities:
Payments for the purchase of intangible assets		(363,639)	(317,890)
Net cash used by investing activities		$(363,639)	$(317,890)

The notes on pages 11-20 form an integral part of the financial statements.

The independent auditor’s report is on pages 3-4.

Gryphon Online Safety, Inc.

Statements of Cash Flows for the years ended December 31, 2025 and 2024 (continued)

US Dollars	Note	For the year ended December 31, 2025	For the year ended December 31, 2024
Cash flows from financing activities:
Proceeds from issuance of short-term notes payable		80,000	249,600
Repayment of short-term notes payable		(157,313)	(185,740)
Proceeds from issuance of long term notes payable		350,000	-
Payment of issuance costs for long term notes payable		(19,391)	-
Repayment of long term notes payable		(150,255)	-
Proceeds from issuance of convertible equity instruments		57,120	170,065
Payment of issuance costs for convertible equity instruments		(4,284)	(12,755)
Net cash provided (used) by financing activities		$155,877	$221,170

Net increase in cash and cash equivalents		54,833	185,617
Cash and cash equivalents, beginning of year		267,766	82,149

Cash and cash equivalents, end of year		$322,599	$267,766

Supplemental Cash Flow Information:

Cash paid for interest		$64,124	$41,561

Cash paid for taxes		-	-

The notes on pages 11-20 form an integral part of the financial statements.

The independent auditor’s report is on pages 3-4.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2025, and 2024

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Gryphon Online Safety, Inc. (“the Company”) is a Delaware corporation headquartered in San Diego, California, that provides WiFi routers and software which utilize artificial intelligence-based learning to make the internet a safer place for children, and all connected devices. The routers include a mobile application for real time management of all connected devices and allow collaboration with others. The Company has also begun licensing its software for use on hardware sold by others.

Statement of Compliance

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

These financial statements are presented in US Dollars, unless otherwise indicated. These financial statements have been prepared under the historical cost convention, except for the evaluation of certain financial instruments carried at fair value.

Use of Estimates

The preparation of financial statements conforms to accounting principles generally accepted in the United States of America ("US GAAP"). Those principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty in making those estimates, actual results reported in future periods could differ from such estimates.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year-end is December 31.

Going Concern

The Company has experienced recurring losses from operations and has accumulated a deficit since inception. These conditions may raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Management is actively evaluating and implementing plans to improve the Company’s financial position, including increasing revenues and managing operating costs. However, there can be no assurance that such plans will be successful.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2025, and 2024

Revenue Recognition and Deferred Revenue

The Company accounts for revenue arising from contracts with customers pursuant to ASC Topic 606, which outlines the following five-step process for revenue recognition:

•	Identification of the contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily derives revenue from the sale of its WiFi routers and licenses to use its security software. The Company enters into contracts with customers that include promises to transfer products and services, which are generally distinct and can be accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to the customer, in amounts that reflect the consideration allocated to the various performance obligations. Certain products are sold with a software license included. The revenue component related to hardware is recognized when the product is shipped to the customer. Revenue attributable to the use of the security software is deferred and recognized on a monthly basis as the performance obligation is satisfied. Amounts received for prepayments of additional terms of use of the security software and for extended warranty services are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract.

The Company began licensing its software for use on hardware sold by others in 2024. Revenue related to customizing the software for others’ use is recognized as the expenses related to the customization work are incurred, as the performance obligations are satisfied over time. Licensing fees will be paid monthly, quarterly or annually, based on the terms of the software licensing agreement and the number of units subscribed to use the software.

Freight and Shipping Costs

Freight and shipping costs are expensed as incurred.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method (“FIFO”). The Company analyzes inventory for any potential obsolescence or shrinkage, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2025 and 2024, the Company determined that allowances of $20,000 and $50,000, respectively were necessary.

Returns are recognized on the date the returned inventory is received by the Company or its sales channel partners.

At December 31, 2025 and 2024, inventory consisted of completed hardware units.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2025 or 2024.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining ‘technological feasibility’ are expensed as incurred. Costs incurred thereafter to develop final products are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2025 or 2024.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2025, and 2024

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the years ended December 31, 2025 and 2024, the Company recognized $335,878 and $325,284 in research and development costs, respectively.

Sales and marketing expenses

The Company’s advertising costs are expensed as incurred. During the years ended December 31, 2025 and 2024, the Company recognized $472,547 and $666,001 in advertising costs, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Financial Accounting Standards Board (FASB) ASC 740. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Current year taxable income (loss) varies from income (loss) before current year tax expense primarily due to the method of revenue recognition and the use of accelerated amortization for tax reporting purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2025 and 2024, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible, in accordance with ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2025 and 2024, the Company determined that no allowances were necessary.

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with FASB ASC Topic 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2025, and 2024

Concentrations

Approximately 27% and 51% of revenue for 2025 and 2024 respectively is generated through one online seller. In addition, approximately 88% and 90% of inventory at the year ended December 31, 2025 and 2024 respectively is held by this online seller. The loss of the ability to sell the Company’s products via this online seller would cause significant negative impact on the Company’s operations.

SAFE Notes

The Company began issuing Simple Agreement for Future Equity (“SAFE”) notes to investors during the year ended December 31, 2023. The SAFE notes provide the investors the right to certain shares of the Company’s capital stock upon a future equity financing. The SAFE notes include a provision allowing for the investors to receive a portion of the proceeds upon a change of control equal to the greater of their investment amount or the amount payable based upon a number of shares of common stock equal to the investment amount divided by the liquidity price. The SAFE notes are recorded as a long-term liability at their estimated fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company’s financial statements.

NOTE 2 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Fair value of stock options issued during the years ended December 31, 2025 and 2024 were determined using level 3 inputs.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2025, and 2024

NOTE 3 – INTANGIBLE ASSETS (NET)

Intangible assets consist of the following at December 31:

	December 31, 2025	December 31, 2024
Software	$4,716,876	$4,353,237
Other Intangible Assets	-	447
	4,716,876	4,353,684
Accumulated Amortization	(3,301,167)	(2,774,338)
	$1,415,709	$1,579,346

Amortization expense for the years ended December 31, 2025 and 2024, was $527,276 and $535,703, respectively. Total amortization expense presented in the statements of operations includes amortization of intangible assets, as well as amortization of debt discount and equity issuance costs.

NOTE 4 – OTHER RECEIVABLES

Other Receivables consist of the following at December 31:

	December 31, 2025	December 31, 2024
Sales channel partner holdbacks	$118,895	$126,460
Other	1,423	5,987
	$120,318	$132,447

Sales channel partner holdbacks are an accumulation of payments from customers that have not yet transferred to the Company’s bank account.

NOTE 5 – SHORT-TERM AND LONG-TERM DEBT

SHORT TERM DEBT

In April 2025, the Company received $80,000 of proceeds from a loan from a member of the company’s Board of Directors. The loan accrues interest at a rate of 15% per annum and matures in April 2026. During the year ended December 31, 2025, the Company incurred $5,784 of interest expense on this short-term loan.

In March 2025, the Company received $47,460 of proceeds from an advance against future receivables from a sales channel partner to provide working capital. The fixed fee for the advance was $5,460. Payments approximating 15% of sales through this channel were due periodically until the advance was repaid in November 2025.

In July 2024, the Company received $150,000 of proceeds from a loan from an individual. The loan accrued interest at a rate of 12% per annum and matured in July 2025. During the year ended December 31, 2025, the Company incurred $3,507 of interest expense on this short-term loan.

In July 2024, the Company received $39,600 of proceeds from an advance against future receivables from a payment processing vendor to provide working capital. The fixed fee for the advance was $3,600. Payments approximating 17% of sales through this channel were due periodically until the advance was repaid in March 2025.

LONG TERM DEBT

In June 2025, the Company received $350,000 of proceeds from an advance against future receivables from an investment entity to provide working capital. Payments of $27,884 are due monthly through September 2026. During the year ended December 31, 2025, the Company incurred $27,300 of interest expense on this long-term loan.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2025, and 2024

In 2021 and 2022, the Company received proceeds from an SBA loan totaling $500,000. The SBA loan is secured by substantially all of the Company’s assets and accrues interest at 3.75% per annum. The loan matures in June 2050. During the year ended December 31, 2025, the Company incurred $18,412 of interest expense on this long-term loan.

Following is a summary of long-term minimum debt payments required over the next 5 years:

2026	$210,345
2027	12,061
2028	12,473
2029	12,997
2030	13,493
Thereafter	426,755
$688,124

NOTE 6 – CONVERTIBLE EQUITY INSTRUMENTS

During the year ended December 31, 2022, the Company received $517,289 of proceeds from the issuance of convertible equity instruments that originally matured in December 2023. These instruments do not bear interest and may convert to 419,502 shares of preferred stock upon the following:

1.	Upon the Company receiving cash of a specified amount ($2,000,000 – $5,000,000) for the sale of the Company’s shares (“Qualified Financing”), the purchase amount will be automatically converted into shares of Company preferred stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

2.	Holders may elect to convert outstanding principal into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

3.	Upon maturity, outstanding principal must be converted into a number of Preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

The Company incurred $81,233 of costs associated with the issuance of these instruments, all of which was amortized by December 31, 2023. As of December 31, 2025, these instruments remain outstanding and have not yet been converted or settled in accordance with the terms of the agreements.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2025, and 2024

NOTE 7 – SAFE NOTES

The Company began issuing Simple Agreement for Future Equity (“SAFE”) notes to investors during the year ended December 31, 2023, receiving $814,895 in proceeds from the sale of these notes. These notes do not bear interest and will convert to shares of Company stock upon the following:

1.	Upon the Company completing an Equity Financing, at which time the SAFE will automatically convert into shares of Company preferred stock at a price defined in the agreement.

2.	Upon a Liquidity Event, SAFE holders will receive the greater of cash equal to the purchase amount or shares of common stock equal to the purchase amount divided by the liquidity price, as defined in the agreement.

The Company incurred $76,827 of costs associated with the issue of these notes, all of which was amortized by December 31, 2025.

NOTE 8 - PREFERRED STOCK

The Company has 19,137,353 $0.0001 par value shares of Preferred Stock authorized at December 31, 2025 and 2024. At December 31, 2025 and 2024, there were issued and outstanding preferred shares of 15,207,537.

At December 31, 2025 and 2024, the authorized Preferred Stock consists of 9,582,809 shares designated Series Seed, 9,100,000 shares designated Series A-1 and 454,544 shares designated Series A-2.

The holders of all classes of Preferred Stock have the following rights and preferences: The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Holders of Preferred Stock are entitled to dividends before any other Preferred Stock or Common Stock holders. Preferred stock maintains liquidation preferences at the original issue price, plus any declared but unpaid dividends. Preferred stock is convertible at any time into common stock at the conversion price. Preferred Stock holders owning 300,000 or more shares have the right of first refusal to purchase newly issued securities, in amounts sufficient to maintain their current overall ownership percentage.

NOTE 9 – COMMON STOCK

The Company has 40,000,000, $0.0001 par value shares of common stock authorized at December 31, 2025 and 2024.

During the year ended December 31, 2025, the Company issued no stock options to employees for services. However, stock options issued in prior years continued to vest. The Company recognized $60,000 of stock compensation expense related to stock options during the year ended December 31, 2025. During the year ended December 31, 2024, the Company issued 176,500 stock options for services and recognized $120,000 of stock compensation expense.

During the years ended December 31, 2025 and 2024, the Company issued no shares of common stock from exercised stock options.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2025, and 2024

A summary of option activity for the periods is as follows:

	Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Term
Outstanding December 31, 2023	1,772,500	$0.33	7.0
Granted	176,500	0.47	10.0
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2024	1,949,000	0.34	6.3
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	(185,000)	-	-
Outstanding December 31, 2025	1,764,000	$0.34	5.4

Options exercisable at December 31, 2025 and 2024 are 1,533,292 and 1,478,958, respectively.

The options issued during 2025 and 2024 vest ratably over periods of one to four years. At December 31, 2025, there are 230,708 unvested stock options outstanding and approximately $30,000 of unrecognized stock-based compensation expense.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model.

The range of input assumptions used by the Company were as follows:

	December 31,
	2025	2024
Expected life (years)	1-4	1-4
Risk-free interest rate	4.19%	4.25-4.35%
Expected volatility	50%	50%
Annual dividend yield	0%	0%

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2025, and 2024

NOTE 10 - WARRANTS

A summary of warrant activity for the years ended December 31, 2025 and 2024 is as follows:

	Warrants - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2023	446,341	$0.71	3.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2024	446,341	0.71	2.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2025	446,341	$0.71	1.6

These warrants were vested in full upon issue, valued using the Black Scholes Merton pricing model and stock compensation expense was recognized in the year of issue.

NOTE 11 – INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to amortizable assets using accelerated amortization methods for income tax purposes, stock-based compensation expense and net operating loss carryforwards. As of December 31, 2025 and 2024, the Company had net deferred tax assets before valuation allowance of $3,781,299 and $3,716,533, respectively. As of December 31, 2025, and 2024, the Company had net deferred tax liabilities before valuation allowance of $0 and $0, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$3,731,637	$3,658,655
Deferred revenue timing difference	(17,981)	(27,165)
Stock-based compensation	17,400	34,800
Research and development tax credit carryforwards	50,243	50,243
Total deferred tax assets	3,781,299	3,716,533

Deferred tax liabilities:
Total deferred tax liabilities	-	-

Valuation allowance	(3,781,299)	(3,716,533)
Net deferred tax assets	$-	$-

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2025, and 2024

The Company assessed the need for a valuation allowance against net deferred tax assets and determined a full valuation allowance is appropriate, due to taxable losses for the years ended December 31, 2025 and 2024 and no history of generating taxable income. Therefore, valuation allowances of $3,781,299 and $3,716,533 were recorded as of December 31, 2025 and 2024, respectively. Deferred tax assets and liabilities were calculated using the Company’s combined effective tax rate, which is estimated to be 29%. The effective rate is reduced to 0% due to the full valuation allowance on the net deferred tax assets.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. In December 2019, the Company was sued for patent infringement. One of the asserted patents was the subject of inter partes review at the Patent Trial and Appeal Board (PTAB) and as of December 2022, the PTAB had determined all but one of the claims to be invalid. As of February 2024, the case was closed without prejudice. The Company anticipates that there will be no financial impact arising out of this matter.

NOTE 13 – RELATED PARTIES

During the years ended December 31, 2025 and 2024, the Company paid $5,316 and $6,999 respectively for legal counsel to a firm in which one of the directors is a partner.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 20, 2026, the date these financial statements were available to be issued. Subsequent to December 31, 2025, the Company became aware that one of its significant customers is in the process of winding down its operations. As of December 31, 2025, all accounts receivable from this customer had been fully collected. However, this development may impact the Company’s future revenues and operations. This customer is a significant participant in the Company’s sales channels.

In February 2026, the Company obtained an additional $50,000 of working capital financing under an existing financing arrangement.

Item 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on March 31, 2021)

2.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on March 31, 2021)

3.1	Form of Amended and Restated Investor Rights Agreement (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on March 31, 2021)

3.2	Form of Amended and Restated Right of First Refusal and Co-Sale Agreement (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on March 31, 2021)

3.3	Form of Amended and Restated Voting Agreement (incorporated by reference to Exhibit 3.3 to the Offering Statement on Form 1-A filed on March 31, 2021)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gryphon Online Safety Inc.

/s/ John Wu
Chief Executive Officer

Date: April 27, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ John Wu
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

Date: April 27, 2026